

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2012

<u>Via Email</u>
Gary Gemignani
Chief Financial Officer
Champions Oncology, Inc.
One University Plaza, Suite 307
Hackensack, NJ 07601

   Re: **Champions Oncology, Inc.**
      Form 10-K for the fiscal year ended April 30, 2011
      Filed July 15, 2011
      File No. 001-17263

Dear Mr. Gemignani:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Daniel Greenspan for

          Jeffrey P. Riedler
          Assistant Director

cc: Hillel Tendler (Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.)